UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM C
UNDER THE SECURITIES ACT OF 1933

2021 Annual Report

Name of issuer:
Unicore Real Estate Trust

Legal status of issuer:

Form:
Delaware Statutory Trust

Jurisdiction of Incorporation/Organization:
Delaware

Date of organization:
July 15, 2021

Physical address of issuer:
14 Clearbrook, Irvine, CA 92614

Website of issuer:
www.unicoretrust.com

Name of intermediary through which the offering will be conducted:
Mr. Crowd

CIK number of intermediary:
0001666102

SEC file number of intermediary:
7-42

CRD number:
284278

Current number of employees:

2

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	69,244	0
Cash & Cash Equivalents	70	0
Accounts Receivable:	0	0
Short-term Debt:	0	0
Long-term Debt:	0	0
Revenues/Sales	0	0
Cost of Goods Sold:	0	0
Taxes Paid:	0	0
Net Income:	-2,056	0

Using the list below, select the jurisdictions in which the issuer intends to offer the securities:
ALABAMA, ALASKA, ARIZONA, ARKANSAS, CALIFORNIA, COLORADO, CONNECTICUT, DELAWARE, DISTRICT OF COLUMBIA, FLORIDA, GEORGIA, HAWAII, IDAHO, ILLINOIS, INDIANA, IOWA, KANSAS, KENTUCKY, LOUISIANA, MAINE, MARYLAND, MASSACHUSETTS, MICHIGAN, MINNESOTA, MISSISSIPPI, MISSOURI, MONTANA, NEBRASKA, NEVADA, NEW HAMPSHIRE, NEW JERSEY, NEW MEXICO, NEW YORK, NORTH CAROLINA, NORTH DAKOTA, OHIO, OKLAHOMA, OREGON, PENNSYLVANIA, PUERTO RICO, RHODE ISLAND, SOUTH CAROLINA, SOUTH DAKOTA, TENNESSEE, TEXAS, UTAH, VERMONT, VIRGINIA, WASHINGTON, WEST VIRGINIA, WISCONSIN, WYOMING

Offering Statement

Important:
Investors must acknowledge and accept the high risks associated with investing in private securities offerings. These risks include holding your investment for periods of many years with limited ability to resell, limited access to periodic reporting, and losing your entire investment. You must have the ability to bear a total loss of your investment without a change in your lifestyle. Funding Portal is only required to conduct limited due diligence on each Issuer and does not in any way give investment advice, provide analysis or recommendations regarding any offering posted on the Funding Portal. Past performance is not indicative of future performance. All investors should make their own determination of whether or not to make any investment in an offering, based on their own independent evaluation and analysis and after consulting with their financial, tax and investment advisors. Prior to making any investment, you will be required to demonstrate your understanding of the speculative nature of investing in such private securities. The securities offered on this Funding Portal can only be marketed in jurisdictions where public solicitation of offerings are permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence. You are strongly advised to consult your legal, tax and financial advisor before investing.

FORWARD-LOOKING STATEMENTS

This Form C contains many statements that are "forward-looking". You can identify these statements by the use of terms such as "believe," "anticipate," "expect," "estimate," "future," "intend," "may," "ought to," "plan," "should," "will," negatives of such terms or other similar statements. You should not place undue reliance on any of these forward-looking statements. Although we believe our assumptions in making these forward-looking statements are reasonable, our assumptions may prove to be incorrect and you are cautioned not to place undue reliance on such statements. The forward-looking statements in this Form C include, but are not limited to, statements relating to:

- our goals and strategies and our various measures to implement such strategies;
- our future business development, results of operations and financial condition;
- the expected growth of and changes in the real estate and properties market;
- projected revenues, profits, earnings and other estimated financial information;
- our ability to maintain strong relationships with our customers and business partners;
- our planned use of proceeds;
- our ability to protect our property rights; and
- government policies regarding the real estate and properties market.

The forward-looking statements included in this Form C are subject to risks, uncertainties and assumptions about our businesses and business environments. These statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results of our operations may differ materially from information contained in the forward-looking statements as a result of many factors, including but not limited to the following:

- competition in the real estate and properties market;

- growth of, and risks inherent in the real estate and properties market in the US
- our ability to attract and retain qualified executives and personnel;

We undertake no obligation to publicly update or revise any forward-looking statements contained in this Form C, whether as a result of new information, future events or otherwise, except as required by law and the Regulation Crowdfunding. All forward-looking statements contained in this Form C are qualified by reference to this cautionary statement.

DEFINITIONS AND INTERPRETATION

In this Offering Statement the following words and expressions and abbreviations have the following meanings, unless the context otherwise requires:

"Affiliate" means with respect to any Person, any Person directly or indirectly controlling, controlled by, or under common Control with, such Person and with respect to Unicore Real Estate Trust shall include any joint venture in which Unicore Real Estate Trust holds directly or indirectly a twenty percent (20%) or greater ownership interest.

"Business Day" means a day other than a Saturday, Sunday, federal, state or provincial holiday or other day on which commercial banks in New York City are authorized or required by law to close.

"Board" means the board of directors of Unicore Real Estate Trust.

"Funding Portal " means the equity crowdfunding platform (https://www.MrCrowd.com) operated by Ksdaq Inc. and registered with the Securities and Exchange Commission and a member of the Financial Industry Regulatory Authority.

"Investor" means any person who subscribes the Shares.

"Issuer" means Unicore Real Estate Trust.

"Ksdaq" means Ksdaq Inc, the intermediary through which the Offering will be conducted:

"Mr. Crowd" means the name under which Ksdaq Inc. conducts its business.

"Offering" means the offering or selling of the Shares in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)).

"Purchaser" means any person who purchased the Shares.

"SEC" means the United States Securities and Exchange Commission.

"Shares" means the Class A Trust Shares of Unicore Real Estate Trust.

"Share Subscription Agreement" means the agreement between the Issuer and each Subscriber pursuant to which the Subscriber acquires the Shares.

"Sponsor" means QUASI RENT LLC

"Subscriber" means any person who subscribes the Shares.

"Trust " means Unicore Real Estate Trust.

THE TRUST

1. Name of issuer:
Unicore Real Estate Trust

ELIGIBILITY

2. The issuer certifies that all of the following statements are true for the issuer:
- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?
The issuer certifies that neither the issuer nor any of its predecessors has previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding.

DIRECTORS AND OFFICERS

DIRECTORS
4. Information about each director (and any persons occupying a similar status or performing a similar function) of the issuer:

Name: Tianyuan Gu (Tim)   **Date of Board Service:** July 2021

Principal Occupation:
Chairman, Skywide International LLC
CEO, Unicore Real Estate Trust

Business Experience:
Tianyuan Gu (Tim) was born in China, and moved to the US when he was 15 years old. He has been an entrepreneur since starting his own copywriting company at the age of 18. Tim successfully sold the company during his 2nd year of college at the age of 20. During his third year, he founded his own digital marketing company, OP Commerce which as of today, still continues to generate 6 figure yearly income.

At age 22, Tim dropped out of college, and founded Education Insider, an educational consulting company targeted at Chinese international students looking to study in the U.S. Over the years, Education Insider has grown a client base in Washington, California, Pennsylvania, New York and Arizona; during which he began working with Jenkins in the Los Angeles area, hiring Jenkins to be his Branding officer. Today, Tim is the Co-Founder and CEO of another real estate company of property trading, development and property management. Tim has continued on to expand his own business experiences to now managing over a million dollar's worth of transactions during the past year in real estate.

Tim enjoys creating large projects and bringing them to the market. He is always excited about building various product and service lines, conditioning them to meet market demands, promoting the product or service through a variety of platforms, and making needed adjustments for them to evolve within the market.

Positions Held in the Past 3 Years:

Skywide International LLC
Chairman & Director
Jan 2019 – Present
Philadelphia, Pennsylvania, United States

Skywide International, LLC is a Pennsylvania-based real estate investment and development company to explore real estate investment opportunities in the Pennsylvania region. Unicore's principal activities encompass property development, investment, serviced suite operation, property and project management. In long run, Skywide International aims to acquire a portfolio of diversified properties, which includes properties strategically located in newly urbanized areas and suburban areas of large cities, and the center of medium-sized cities in Pennsylvania and other states of America.

Education Insider
Founder
Sep 2017 – Present
Greater Philadelphia Area

Tim launched this company to help international students transition smoothly into the next level of their US-based education and career. Education Insider's team works 1 on 1 with those looking to fine-tune and execute the best custom plan that has been designed with their future goals in mind. Education Insider provides high-level consulting and training to international students who are not familiar with the US education system and career path options along with preparing for future success in their respective industry.

OP Commerce
Owner
Sep 2016 – Present
Greater Philadelphia Area

Tim built an online e-commerce store customized a unique digital marketing strategy for the store's success. Much of this success stems from Tim's knowledge of how to build, develop, manage and fine-tune a website including design, content psychology, building backends of websites and tracking.

OFFICERS:

5. Information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer:

Name: Tianyuan Gu (Tim)   **Date of Service:** July 2021

Principal Occupation:
Chairman, Skywide International LLC
CEO, Unicore Real Estate Trust

Business Experience:
Tianyuan Gu (Tim) was born in China, and moved to the US when he was 15 years old. He has been an entrepreneur since starting his own copywriting company at the age of 18. Tim successfully sold the company during his 2nd year of college at the age of 20. During his third year, he founded his own digital marketing company, OP Commerce which as of today, still continues to generate 6 figure yearly income.

At age 22, Tim dropped out of college, and founded Education Insider, an educational consulting company targeted at Chinese international students looking to study in the U.S. Over the years, Education Insider has grown a client base in Washington, California, Pennsylvania, New York and Arizona; during which he began working with Jenkins in the Los Angeles area, hiring Jenkins to be his Branding officer. Today, Tim is the Co-Founder and CEO of another real estate company of property trading, development and property management. Tim has continued on to expand his own business experiences to now managing over a million dollar's worth of transactions during the past year in real estate.

Tim enjoys creating large projects and bringing them to the market. He is always excited about building various product and service lines, conditioning them to meet market demands, promoting the product or service through a variety of platforms, and making needed adjustments for them to evolve within the market.

Positions Held in the Past 3 Years:

Skywide International LLC
Chairman & Director
Jan 2019 – Present
Philadelphia, Pennsylvania, United States

Skywide International, LLC is a Pennsylvania-based real estate investment and development company to explore real estate investment opportunities in the Pennsylvania region. Unicore's principal activities encompass property development, investment, serviced suite operation, property and project management. In long run, Skywide International aims to acquire a portfolio of diversified properties, which includes properties strategically located in newly urbanized areas and suburban areas of large cities, and the center of medium-sized cities in Pennsylvania and other states of America.

Education Insider
Founder
Sep 2017 – Present
Greater Philadelphia Area

Tim launched this company to help international students transition smoothly into the next level of their US-based education and career. Education Insider's team works 1 on 1 with those looking to fine-tune and execute the best custom plan that has been designed with their future goals in mind. Education Insider provides high-level consulting and training to international students who are not familiar with the US education system and career path options along with preparing for future success in their respective industry.

OP Commerce
Owner
Sep 2016 – Present
Greater Philadelphia Area

Tim built an online e-commerce store customized a unique digital marketing strategy for the store's success. Much of this success stems from Tim's knowledge of how to build, develop, manage and fine-tune a website including design, content psychology, building backends of websites and tracking.

Name: Muzi Zhou   **Date of Service:** July 2021

Principal Occupation:
COO, Unicore Real Estate Trust

Business Experience:
Muzi Zhou was born in Shenzhen, China and studied in Canada for High School and moved to the U.S. and studied in University of California, Irvine. Miss Zhou has abundant experience in property planning and design, project management, quality management, cost management, real estate construction and customer services.

Unicore Real Estate Trust
COO
Jul 2021 - Present
Carlsbad, CA

Muzi Zhou co-founded Unicore Real Estate Trust with Tianyuan Gu in July 2021. As COO, Miss Zhou reports to the Chief Executive Officer and is responsible for the general management of the real estate portfolio, overseeing property management affairs, managing and monitoring the daily operations of the Trust.

Shenzhen Veyhidun Construction Co. Ltd
Director, Overseas Business Development
Nov 2020 - Present

Muzi Zhou is currently working for her family business, Shenzhen Veyhidun Construction Co. Ltd. (深圳威海顿建设有限公司 http://www.veyhidun.com) as the Director, Overseas Business Development. Shenzhen Veyhidun Construction Co. Ltd. is a famous construction company headquartered in Shenzhen, China. Miss Zhu is responsible for overseas business development outside of China and formulating overseas investment strategies. In 2019, Shenzhen Veyhidun Construction Co. Ltd. ranked among the top 100 Chinese architectural decoration enterprises, according to the China Building Decoration Association's 2019 China Building Decoration Industry Comprehensive Data Statistics Results.

Harvest Realty
Property Manager
Dec 2019 - Oct 2020
Orange County, CA.

Miss Zhou worked as the Property Manager at Harvest Realty and was responsible for the daily administration and operation of over 100 rental properties in Orange County, CA.

Education

Muzi Zhou received her bachelor degree from the University of California, Irvine in International Studie with a minor in Fine Arts in 2019.

PRINCIPAL SECURITY HOLDERS

6. The name and ownership level of each person, as of the most recent practicable date,* who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering**
Tianyuan Gu	50% Economic Interest of the Sponsor of the Trust	50%
Chun-hin Leung	40% Economic Interest of the Sponsor of the Trust	40%

According to the Declaration of Trust of the Issuer, Quasi Rent LLC is appointed as the Sponsor of the Trust. As a result, Quasi Rent LLC shall have full power and authority, in its sole discretion, without seeking the approval of the Trustees or the Shareholders of any Series (i) to establish and designate and to change in any manner any Series and to fix such preferences, voting powers, rights, duties and privileges of each Series as the Sponsor may from time to time determine, which preferences, voting powers, rights, duties and privileges may be senior or subordinate to any existing Series and may be limited to specified property or obligations of the Trust or gains and losses associated with specified property or obligations of the Trust, (ii) to divide the beneficial interest in each Series into an unlimited amount of Shares, with or without par value, as the Sponsor shall determine, (iii) to issue Shares without limitation as to number (including fractional Shares), to such Persons and for such amount of consideration, subject to any restriction set forth in the By-Laws, if any, at such time or times and on such terms as the Sponsor may deem appropriate, (iv) to divide or combine the Shares or any Series into a greater or lesser number without thereby materially changing the proportionate beneficial interest of the Shares of such Series in the assets held with respect to that Series, (v) to classify or reclassify any issued Shares of any Series into shares of one or more Series, and (vi) to take such other action with respect to the Shares as the Sponsor may deem desirable and in the best interests of the Trust.

* The issuer certified that the above information is provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

** To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangements, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. The business of the issuer and the anticipated business plan of the issuer.

Please refer to *Appendix A - Business and Anticipated Business Plan.*

RISK FACTORS

Important:
A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. The material factors that make an investment in the issuer speculative or risky:
Please refer to *Appendix B - Risk Factors.*

17. What securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights	Other Rights
Class A Trust Shares	10,000	911	NO	NO

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

a. **No Voting Rights**
Purchasers of the securities offered are entitled no voting rights and therefore they are not entitled to exert influence in the affairs of the Trust or the composition of its board of directors.

b. **No anti-dilution rights**
Purchasers of the securities offered are entitled no anti-dilution rights (other than proportionate adjustments for stock splits and similar events) and therefore future equity financings may dilute their ownership percentage in the issuer.

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?
No.

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?
The principal shareholders the Sponsor of the Trust, Quasi Rent LLC as identified in Question 6 above are having the majority of the administrative and managerial rights of the issuer.

The Purchasers of the securities offered, as holders of Class A Trust Shares, have no voting rights over the affairs of the Trust.

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

> **Important Disclaimer:**
> **As the Issuer has a limited history of operation, lacking of material assets and has conducted no prior sales of securities except to its founders and initial shareholders, the reliability, accuracy and appropriateness of the valuation methods used in this section in determining the valuation of the**

securities being offered is not guaranteed. The valuation methods used in this section do not infer that the Issuer assumes any fiduciary duties and should not be construed as financial, legal or tax advice. In addition, such valuation methods should not be relied upon as the only valuation methods. The Issuer cannot guarantee the reliability, accuracy and appropriateness of these valuation methods.

We strongly encourage you to consult with qualified business financial analysis professionals, attorneys, or tax advisors prior to making any investment decisions.

Valuation of Our Class A Trust Shares

There is no public market for the Trust Shares to be issued in this offering. Consequently, the offering price and the valuation of our Trust Shares was determined by the Sponsor and the management of the Trust. Among the factors that were considered in determining the offering price were our record of operations, our management, our estimated net income, our estimated funds from operations, our estimated cash available for distribution, our anticipated dividend yield, our growth prospects, the current market valuations, financial performance and dividend yields of similar companies comparable to us and the current state of the real estate industry and the economy as a whole.

The offering price at $100 per share does not necessarily bear any relationship to our book value, assets, financial condition or any other established criteria of value and may not be indicative of the market price for our Trust Shares after this offering. In addition, we have not conducted an asset-by-asset valuation of our Trust Shares based on historical cost or current market valuation. We also have not obtained an independent valuation from third-parties.

In this offering, Unicore will acquire a property located at 1157 Dorrance St, Philadelphia, PA 19146. Unicore will reconstruct and renovate the property in the next **9-12 months**.

The total cost of this real estate project is $469,785. The minimum selling price of the finished property is expected to be $500,000. In this case, the return to investors will be $16,618 or 15%.

The Sponsor of the Trust will guarantee a minimum return to investors at 15%. For example, if the project price is $500,000 or less, and an investor will receive a guaranteed / minimum return of 15%. If the project price exceeds $500,000, the management and investors will each get 50% of the excess profit.

The total return for investors will be **at least 15% in 9-12 months as guaranteed by the Sponsor if the price of the Shares is priced at $100.**

Return Calculation	Total Selling Price	Total Return	Total Investment	Investor Return		Management Return
Min Selling Price	$500,000	$30,215	$110,785	$16,618	15 % guaranteed	$13,597
Max Selling Price	$550,000	$80,215	$110,785	$41,618	Additional more than 15%	$38,597

We believe the offering price of our Trust Shares at $100 per share , which represents an expected return of at least 15% is a reasonable return for investors, after the consideration of the general low-interest-rate environment in the United States, risks of the project, our past track records and the projected state of the real estate market in Philadelphia.

Methods for how the securities may be valued by the issuer in the future:
1. Net asset value ("NAV"), calculated by dividing the value of the net assets by the number of outstanding Trust Shares.
2. Price/Book Value, Price/Earnings Ratio of companies similar and comparable to us.
3. Dividend Yield of companies similar and comparable to us.
4. Current market value of the properties owned by the Trust minus total amount of debt owed by the Trust.

The Board of Directors will, from time to time, review the use of valuation methods in valuing our securities to ensure a fair and reasonable estimation in different situations and different corporate stages. For example, if the Trust grows in size with significant assets accumulated, valuations based on our assets could be an appropriate approach to value the Trust and the securities to be issued. The Trust may hire independent third parties to assist in the assessment of the valuation of value the Trust and the securities to be issued in the future.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?
- Purchasers of the securities in this offering have limited rights to demand distributions (e.g. dividends) from the Issuer.
- The majority owner may make a decision that the Purchasers consider bad and puts Purchaser's interest in the Issuer at risk.
- Although, as Class A Trust Shares holders, the Purchasers would be entitled to a share of any proceeds from a sale of the entire business, the Purchasers may not veto the sale even though the price of sale is below its fair valuation. Moreover, a sale can be structured in a way to avoid any payout to minority owners, such as a sale of assets over time with the proceeds reinvested in another business.
- Since the securities in this offering are not publicly traded and are subject to restrictions on resale or transfer including holding period requirements, the securities in this offering are illiquid.
- The Purchasers of the securities offered are entitled no voting rights and therefore they are not entitled to exert influence in the affairs of the Trust or the composition of its board of directors.
- The Purchasers of the securities offered are entitled no anti-dilution rights (other than proportionate adjustments for stock splits and similar events) and therefore future equity financings may dilute their ownership percentage in the issuer.

23. What are the risks to purchasers associated with corporate actions:
  a. Additional Issuances of Securities
     Purchasers of the securities offered are entitled no anti-dilution rights (other than proportionate adjustments for stock splits and similar events) and therefore future equity

financings may dilute their ownership percentage in the issuer.

b. **Issuer Repurchases of Securities**
The issuer could be authorized to repurchase the Trust's issued securities subject to the approval by the Trust's board of directors. Purchasers of the securities may not impede the issuer's right to repurchase its securities from other shareholders. Moreover, the repurchase could be made at a price much lower than Trust's business value or its fair valuation, which could be indicative of the resale price of the securities thereafter.

c. **A Sale of the Issuer or of Assets of the Issuer**
Although as Class A Trust Shares holders the Purchasers would be entitled to a share of any proceeds from a sale of the entire business, the Purchasers may not veto the sale even though the price of sale is below its fair valuation. Moreover, a sale can be structured in a way to avoid any payout to minority owners, such as a sale of assets over time with the proceeds reinvested in another business.

d. **Transactions with Related Parties**
Transactions with related parties are transactions between the issuer or any of its subsidiaries and a connected person. These transactions include both capital and revenue nature transactions. They may be one-off transactions or continuing transactions. Purchasers should be aware that these transactions may create conflicts of interests between themselves and the Issuer.

24. Describe the material terms of any indebtedness of the issuer:
The issuer has no material terms of any indebtedness.

25. What other exempt offerings has the issuer conducted within the past three years?

Date of the Offering	Exemption Relied Upon	Securities Offered	Amount Sold	Use of Proceeds	Status
August 24, 2021	Reg CF	Class A Trust Shares	$71,300	Acquiring property ($69,174) Finance charges ($2,056)	Finished

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

      a. any director or officer of the issuer;

      b. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;

      c. if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or

      d. any immediate family member of any of the foregoing persons.

In 2021 October, Unicore Real Estate Trust invested in the real estate property located at 1157 Dorrance St, Philadelphia, PA through Bts Square LLC. Tianyuan Gu contributed $30,000 to Bts Square LLC through a loan agreement to finance the acquisition of the above real estate property. Bts Square LLC is 100% owned by Tianyuan Gu.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

The Trust was formed on July 15, 2021 and does not have any significant operating history.

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes that appear in this Form C. In addition to historical consolidated financial information, the following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this Form C, particularly in "Risk Factors."

IMPORTANT: THE FOLLOWING FINANCIAL FIGURES ARE UNAUDITED

Results of Operation in 2021

Unicore Real Estate Trust is a Delaware statutory trust formed on July 15, 2021 under the laws of the State of Delaware. The purpose of the Trust is to:

i.   acquire and develop Real Estate, which includes properties strategically located in newly urbanized areas and suburban areas of large cities, and the center of medium-sized cities in the United States;
ii.   to hold for Real Estate for rental income and/or eventually dispose of Real Estate; and
iii. to take only such other actions as the Sponsor/Manager deems necessary to carry out the foregoing.

The Trust is not and does not intend to hold itself out as being engaged primarily in the business of investing, reinvesting or trading in securities, futures or options on futures, retail off-exchange forex contracts, or swaps, or to invest in another commodity pool and The Trust is not an investment company registered under the Investment Company Act of 1940, as amended.

Revenues, Operating Expenses and Net Income

In the fiscal year 2021, our revenues were $0.

In the fiscal year 2021, our total operating expenses were $2,056, which was due to the finance charges.

As a result, In the fiscal year 2021, our net loss was $2,056.

Cash flows

In the fiscal year 2021, the cash flow used in operating activities was $2056, which was solely equal to the accounting net loss.

In the fiscal year 2021, the cash flow used by investing activities was $69,174, which was fully due to the investment in the real estate property located at 1157 Dorrance St, Philadelphia, PA through Bts Square LLC, in which Tianyuan Gu, the CEO of the Trust, contributed $30,000 to Bts Square LLC through a loan agreement to finance the acquisition of the above real estate property. (See question 26)

In the fiscal year 2021, the cash flow generated by financing activities was $71,300, which was due to the proceeds of the Regulation Offering of our Class A Trust Shares.

Our historical results and cash flows are not representative of what investors should expect in the future.

Liquidity and Capital Resources
Our principal sources of liquidity are our cash and cash equivalents and cash generated from operations. Cash and cash equivalents consist primarily of cash on deposit with banks. As of December 31, 2021, the Trust had cash and cash equivalents equal to $70.

As of December 31, 2021, the Trust does not have any liabilities, material indebtedness nor any contingent liabilities.

Discussion of our financial milestones and operational, liquidity and challenges
In October 2021, we raised $71,300 from a Regulation Crowdfunding Offering of the Trust's Class A Trust Shares and we used the $69,174 to acquire a residential property at 1157 Dorrance St, Philadelphia, PA through Bts Square LLC, in which Tianyuan Gu, the CEO of the Trust, contributed $30,000 to Bts Square LLC through a loan agreement to finance the acquisition of the above real estate property. (See question 26)

As described in our business plan, we are now reconstructing and renovating the property. We expect in 9 to 12 months after the Offering, we could re-sell it to generate returns for our investors.

If we cannot raise $50,000, the target offering amount, we may have to delay the acquisition of real estate properties or we will raise additional funding by another round of Regulation Crowdfunding offering. We may also use debt instruments, primarily bank mortgages to finance our acquisitions of properties, but there can be no assurance that we will be able to do so on acceptable terms or at all.

New business developments or other unforeseen events may occur, resulting in the need to raise additional funds. There can be no assurances regarding the Trust's business prospects with respect to any other opportunity. Any other development would require us to obtain additional financing.

The Trust is seeking a minimum of $5,0000 in this offering. We expect that the Trust's proceeds from this offering would be enough to finance its operation in the next 18 months.

The proceed of this offering will significantly improve our financial condition and liquidity, and will allow us to expand our business in the coming 1-2 years, though we believe the proceed of this offering does not affect the viability of our business. However, investors should be aware that our past records are not representative of the future.

We will primarily fund our operations and capital expenditure requirements from operating cash flows. We also expect to fund our operations from the proceeds of this offering and any credit facilities available to us in the future.

We may need additional crowdfunding offerings to finance our operation and we intend to use substantially all of the net proceeds from these offerings to acquire and develop a diversified portfolio of real estate with a primary focus on well-located residential properties that we believe present us with significant opportunities for long-term capital appreciation, and preferably, those available at opportunistic prices from distressed or time-constrained sellers.

FINANCIAL INFORMATION

29. Include the financial information specified below covering the two most recently completed fiscal years or the period(s) since inception, if shorter:
Please refer to *Appendix D - Financial Statements and Review Report.*

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

    (i) in connection with the purchase or sale of any security?
    No

    (ii) involving the making of any false filing with the Commission?
    No

    (iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?
    No

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

    (i) in connection with the purchase or sale of any security?
    No

    (ii) involving the making of any false filing with the Commission?
    No

    (iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?
    No

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or

officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

> **(i) at the time of the filing of this offering statement bars the person from:**
>> **(A) association with an entity regulated by such commission, authority, agency or officer?**
>> No
>
>> **(B) engaging in the business of securities, insurance or banking?**
>> No
>
>> **(C) engaging in savings association or credit union activities?**
>> No
>
> **(ii) constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement?**
> No

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

> **(i) suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal?**
> No
>
> **(ii) places limitations on the activities, functions or operations of such person?**
> No
>
> **(iii) bars such person from being associated with any entity or from participating in the offering of any penny stock?**
> No

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

> **(i) any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder?**
> No

(ii) Section 5 of the Securities Act?
No

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?
No

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?
No

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?
No

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:
   a. **any other material information presented to investors; and**
   b. **such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.**

N/A

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

Once posted, the annual report may be found on the issuer's website at:
http://unicoretrust.com/investors

The issuer must continue to comply with the ongoing reporting requirements until:
  a. the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

  b. the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;

  c. the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;

  d. the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

  e. the issuer liquidates or dissolves its business in accordance with state law.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Tianyuan Gu

_____

[Signature Code: gLHNia_eCNrzQkU5xcBDsXhk3gDAidR7aTlmqBO9txOK_6xwFDVK7Q3KtCgf3VgE7ZtqlU4e7ewrzpX3KaNQQLfBtlJwjKWcDNgRCQYvR3A]

Tianyuan Gu

CEO

Unicore Real Estate Trust

Date: 29 Apr 2022

Appendix A - BUSINESS AND ANTICIPATED BUSINESS PLAN

Executive Summary

Unicore Real Estate Trust is a Delaware statutory trust formed on July 15, 2021 under the laws of the State of Delaware. The purpose of the Trust is to:

i. acquire and develop Real Estate, which includes properties strategically located in newly urbanized areas and suburban areas of large cities, and the center of medium-sized cities in the United States;
ii. to hold for Real Estate for rental income and/or eventually dispose of Real Estate; and
iii. to take only such other actions as the Sponsor / Manager deems necessary to carry out the foregoing.

Unicore Real Estate Trust explores real estate investment opportunities in the United States. In the long run, we aim to acquire a portfolio of diversified properties, which includes residential properties strategically located in newly urbanized areas and suburban areas of large cities, and the center of medium-sized cities, primarily in Pennsylvania and other states of America.

Our Business

 **Property Investment -** Our goal is to achieve a diverse property portfolio located in newly urbanized areas and suburban areas of cities in Pennsylvania and other states of America.

 **Property Development -** Vertically integrated, enabling us to incorporate all phases of the process in order to control the development costs, scheduling and quality of our projects

 **Property Management -** Our customer-focused approach to property management is rooted in our professionalism, experience, expertise and long-term outlook

Mission and Values

Unicore Real Estate Trust plans to build a property portfolio across the State of Pennsylvania and the US. Adhering to our core values of integrity, long-term focus and quality, we aim to create sustained value by developing and managing projects that serve as focal points of the surrounding urban areas.

Project Summary

We are going to acquire a property located at 1157 Dorrance St, Philadelphia, PA 19146.

Total Project Cost	$469,785		
Total Investment		$110,785	
Total Loan Amount			$315,000

Expected Return		
	Estimate Sold (Max)	$550,000
	Estimate Profit (Max)	**$80,215**
	Estimate Sold (Min)	$500,000
	Estimate Profit (Min)	**$30,215**

Project Description

This project is a new build renovation in the heart of the city of Philadelphia. This project is featuring zoning approval by the city upon building. At the time the project starts, the zoning would be granted by the city for dimensional variance. With Dimensional Variance approval, **we are increasing the sqft from 1000 sqft to 1700 sqft, therefore increase the value of the property and make the property more desirable**. The management team is also paying out of the pocket to get zoning and architectural plans ready before the project.



Recently Sold (Sources from Redfin.com)

Date	Address	Details	Price
8/3/2021	1515 S Dorrance St, Philadelphia, PA 19146	3b 3b 2,000 sqft	$575,000
7/12/2021	1334 S Bancroft St, Philadelphia, PA 19146	3b 2.5b 1,700 sqft	$552,000
7/8/2021	1730 Montrose St, Philadelphia, PA 19146	3b 2.5b 2,200 sqft	$580,000
6/25/2021	1014 S Bouvier St, Philadelphia, PA 19146	3b 3b 2,000 sqft	$555,000

Property Location



League St
Kimball St
Carpenter St
Carpenter Green Park
Community
Montrose St
Cava Building Supply
Delivery
Jinxed & Chloris &
Prase South Philly
Variety store
Washington Ave
Dock Street
Brewery South
Takeout
Caliber Collision
OCF Realty
Chick's
Takeout • Delivery
Saigon + travel
Sprouts Farmers Mark
Bury The Hatchet
Philadelphia - Axe Thro...
Bury The
Hatchet Deals
Dunkin'
Takeout • Delivery
S 21st St
Alter St
Washington Ave
Animal Hospital
Washington Ave
S 19th St
Ellsworth St
School
Chew
Playground
S 18th St
AutoZone Auto Parts
Auto parts store
Kerrs Building
Materials, Inc
Delivery
Lincoln Day
Educational Center
Annin St
Federal St
Community
Takeout • Delivery
On Point Bistro
Takeout • Delivery
1157 Dorrance
St, Philadelphia, PA...
S 16th St
S 15th St
Manton St
Oakford St
Indulge Hair Salon
San Lok Chinese
Takeout
American Sardine Bar
Takeout
Latona St
United Muslim
Movement
Mattei Family Pizza
Takeout • Delivery
Titan St
Manton Green
Legend Apparel
Clothing store
The National Shri
of St. Rita of Casc
South Phila
Wharton St
AH grocery store
Pep Bowl
Sears St
Family Dollar
Dollar store
GW Childs
Elementary School
Barratt Middle School
Earp St
Smith School
Townhomes
S 20th St
S Opal St
Dorrance St
PHARMACY : (coffee//
gallery//music)
Takeout
Rosario's Pizzeria
Takeout • Delivery
The Tasty Toast
Takeout
Cobblestone
Point Good
Gaby Grocery
S 17th St

Reason to Invest

In the past, investors often had to buy properties directly if they wanted to invest in real estate. However, direct investment in real estate investment not only needs a larger amount of capital, but also needs to involve in daily property management affairs which could be cumbersome. The investment threshold for this real estate crowdfunding project is relatively low and is managed by a professional team. The profit of this project is from the acquisition, reconstruction, renovation and reselling of a property located in Philadelphia, PA. Upon sale, 100% of the profit will be distributed to shareholders. This offering opens up to investors a chance to invest in a property-redevelopment project, reconstruct, renovate and re-sell in 9-12 months.

The expected return in 9-12 months is **15%-37.6%**, depending on the resale price. **The Sponsor of the Trust guarantees a minimum return of 15%.**

Return Calculation	Total Selling Price	Total Return	Total Investment	Investor Return		Management Return
Min Selling Price	$500,000	$30,215	$110,785	$16,618	15 % guaranteed	$13,597
Max Selling Price	$550,000	$80,215	$110,785	$41,618	37.6%	$38,597

Business Strategies

Unicore is steadfast in its aim to maximize shareholders' value through the long-term sustainable growth of its property business as its core operations, we will implement the following business strategies to exploit its potential and create new growth:

- Focus on the core markets: Unicore will continue to focus on its core markets and seek to further solidify its business continuity in Pennsylvania and USA real estate markets, taking into account the operating conditions and tailoring the schedules of business development accordingly.

- Enhance recurring income from investment properties: Unicore will evaluate and strategically adjust its mix of properties for sale and investment from time to time. It will continue to expand and enhance its existing investment property portfolio to complement the cash flow from sales of properties, while optimizing its tenant base to improve recurring income and capture the long-term capital appreciation potential of its properties.

- Maintain a disciplined financial policy: We will seek to maintain strong liquidity to capitalize on acquisition and investment opportunities as they arise through adhering to a disciplined financial management policy of maintaining a healthy debt ratio. Unicore will exercise financial prudence in its capital commitments and deploy its capital resources efficiently to position itself for future growth.








Project Progess and Capital Breakdown

		Project Cost	Investors	Bank Loan
Phrase 1 - Project Design and Planning				
Expected Time : 6 months (Finished)				
Cost Details	Purchase Price	$170,000		
	Deposit to Seller	$7,000		
	Purchase Cost	$163,000		
	Closing + Taxes (include Title Insurance)	$8,500		
	Homeowner Insurance	$5,500		
	Crowdfunding Fees	$2,500		
	Zoning Attorney	$5,500		
	Architectural Drawing	$7,300		
	Origination Fee	$6,300		
Investment Details :	Management Initial Investment		$19,800	
	Equity Crowdfunding + Private Investor		$70,800	
	Property Financing			$115,000
Stage 1 Total Cost and Financing :		**$205,600**	**$90,600**	**$115,000**
Phrase 2 - Construction				
Expected Time : 6-7 months				
Cost Details	Constrcution Cost	$185,000		
	Loan Interest	$31,185		
	Interior Design + Staging fee	$4,000		
Investment Details :	Equity Crowdfunding + Private Investor		$20,185	
	Construction Funding			$200,000
Stage 2 Total Cost and Financing :		**$220,185**	**$20,185**	**$200,000**
Phrase 3 - Sale of Properies				
Expected Time : 3-5 months				
Cost Details		$0		
	Listing Agent + Transfer Fee	$44,000		
Stage 3 Total Cost and Financing :		**$44,000**	**$0**	**$0**
	Total Project Cost	**$469,785**		
	Total Investment		**$110,785**	
	Total Loan Amount			**$315,000**
Expected Return	Estimate Sold (Max)	**$550,000**		
	Estimate Profit (Max)	**$80,215**		
	Estimate Sold (Min)	**$500,000**		
	Estimate Profit (Min)	**$30,215**		

The Philadelphia Real Estate Market Landscape

Philadelphia has been one of the top choices for investing in real estate and rental properties. Philadelphia is the fifth most populous city in the US, and its vibrant economy focused primarily on IT, services, and education makes millennials consider it a great place to jump-start their career. Philadelphia house prices grew 39% in the past 5 years (2015 - 2020) and without any major corrections.



Source: zillow.com

The Philadelphia House Prices Outperform U.S. Average

Philadelphia house prices outperform U.S. nationwide average house prices. From 2000 to 2020, Philadelphia investment property has appreciated a total of 157% while U.S. National home prices grew 112%.



Source: Drexel University, Lindy Institute for Urban Innovation

Period	Philadelphia	USA
5-Year	39%	27%
10-Year	157%	50%
20-Year	157%	112%

Source: Federal Reserve Bank of St. Louis

Appendix B - RISK FACTORS

The Trust's businesses, financial condition, results of operations and growth prospects may be affected by risks and uncertainties directly or indirectly pertaining to the Trust's businesses. The risk factors set out below are those that could result in the Trust's businesses, financial condition, results of operations or growth prospects differing materially from expected results. Such factors are by no means exhaustive or comprehensive, and there may be other risks in addition to those shown below which are not known to the Trust or which may not be material now but could turn out to be material in the future. In addition, this Offering Statement does not constitute a recommendation or advice to invest in the securities issued in this offering and investors are advised to make their own judgment or consult their own investment advisors before making any investment in the securities offered in this offering.

RISKS RELATING TO OUR BUSINESS

Outbreak of coronavirus disease
The recent outbreak of coronavirus disease (COVID-19) in the US, including Pennsylvania, the place of businesses at which the Trust operates, has a significant adverse impact on the economy due to the community standstill, disruption of business activities, and weakened sentiment. As the situation of the disease is still evolving, the heightened uncertainties surrounding the pandemic may pose a negative impact on the property market, which would adversely affect the Trust's businesses, financial conditions, results of operations or growth prospects. There can be no assurance that there will not be another significant outbreak of a severe communicable disease, and if such an outbreak were to occur, it may have an impact on the operations of the Trust and its results of operations may suffer.

We may not be able to acquire the properties listed in our business plan, identify any properties for replacement properties that meet our criteria
Concurrently with the closing of this offering, we plan to use net proceeds from this offering and new debt financing to acquire seven properties in Philadelphia, Pennsylvania listed in our business plan. We cannot guarantee we can acquire any of these properties because we did not enter into any written agreements with the seller and if we fail to acquire the properties or only acquire part of them, we may need to identify other properties for replacement that meet our criteria. Further, even if we enter into agreements for the acquisition of properties, these agreements are typically subject to customary conditions to closing, including the satisfactory completion of our due diligence investigations and we may be unable to finance the acquisition on favorable terms or at all. If we are unable to finance property acquisitions or acquire properties on favorable terms, or at all, our financial condition, results of operations could be adversely affected.

Our business and results of operations are affected by the performance of the property market in Pennsylvania and the US
Our investment properties will be located in Pennsylvania and it is our principal property investment strategy to remain focused on the Pennsylvania property market. Our business and prospects therefore depend principally on the performance of the property market in Pennsylvania and in the US. Any downturn in Pennsylvania and the US real estate market may therefore adversely affect our performance. We cannot assure you that the demand for properties in Pennsylvania and

the US will continue to grow, or will grow at all. Our financial position and results of operations may be influenced by fluctuations of supply and demand in the property market.

We are dependent on rental income from our investment properties
We are dependent on rental income generated from our investment properties. We are subject to risks incidental to the leasing of residential properties including, amongst other things, changes in market rental levels, competition for tenants and inability to collect rent from tenants, or the failure of tenants to pay fees and charges (e.g. management fees and utilities charges) for which they are responsible under the terms of the tenancy agreement, but which the Trust as the registered owner of the relevant property, is liable for under the terms of the deed of mutual covenant and as named account holders with utility companies. We may also face risks in connection with the ability to renew leases with tenants on terms acceptable to us, or at all, upon the expiration of the existing terms as this may be influenced by the demand for and supply of properties in the Pennsylvania property market which may have significant fluctuation historically. Any downturn in the rental market residential properties may negatively affect the demand for our rental properties and consequently their occupancy rate, and therefore the amount of rental income we earn. We cannot guarantee such downturn will not happen in the future and if it does, this may have a material adverse effect on our business, results of operations and financial position.

Rising construction costs and delayed construction schedule
There exist general risks inherent in property investment and in the ownership of properties, including rising construction costs, financing not available on favourable terms, construction not completed on schedule or within budget especially as well as the escalation of material prices. These factors, if occurring in certain circumstances, can result in a material adverse effect on our business, results of operations and financial position.

Properties held for rental purposes will need to be renovated, repaired and re-let on a periodic basis
Properties held for rental purposes will need to be renovated, repaired and re-let on a periodic basis and thus we may not able to renew existing leases which would adversely affect our financial condition and results of operations.

Environmental laws and regulations
Property and real estate market conditions are subject to changes in environmental laws and regulations and zoning laws and governmental rules. We are required to make capital and other expenditures in order to comply with these laws and regulations. However, the requirements of these laws and regulations are complex, change frequently, and could become more stringent in the future. It is possible that these requirements will change or that liabilities will arise in the future in a manner that could have a material adverse effect on our business, financial condition and results of operations.

We may not be able to obtain adequate funding or capital on commercially favorable terms for land acquisitions or property developments
Real estate investment and development is capital intensive. Our property projects are generally funded through cash generated from operations, bank loans, proceeds from securities offerings. We

expect to continue to fund our projects through these sources. However, we cannot assure you that such funds will be sufficient or that any additional financing can be obtained on satisfactory or commercially reasonable terms, or at all. Our ability to procure adequate financing for property acquisition and development depends on many factors that are beyond our control.

We are subject to certain restrictive covenants and certain risks associated with debt financing which may limit or otherwise adversely affect our operations

We are subject to certain restrictive covenants contained in the terms of loans entered into between our Trust and certain banks or other financial institutions. For our properties under mortgage, our entering into of tenancy agreements could be subject to the relevant financing bank's consent. The terms of the mortgage or consent letter issued by the mortgagee bank may in turn impose restrictions as to, for example, the rental rate and duration of tenancy of those properties. We cannot guarantee that we will be able to obtain consents from the relevant financing banks to lease our properties that are subject to mortgage, and even if any such consent is granted, we cannot ensure it does not impose restrictions adverse to our interests.

We may not be able to generate adequate returns on our properties which are held for longterm investment purposes

Our properties are generally held for long-term investment which is subject to varying degrees of risks. The investment returns available from our properties depend, to a large extent, on the amount of capital appreciation generated, income earned from the rental of the relevant properties as well as the expenses incurred. Maximizing yields from properties held for long-term investment also depends to a large extent on active ongoing management and maintenance of the properties. The ability to dispose of investment properties eventually will also depend on market conditions, which may be subject to significant fluctuation. The revenue derived from investment properties and the value of property investments may be adversely affected by a number of factors, including but not limited to changes in rental levels of comparable properties, the inability to collect rent from tenants and the cost resulting from periodic maintenance, repair and re-letting. If our property investment business is unable to generate adequate returns, our business, financial condition results of operations and prospects may be adversely affected.

Impact of state and federal regulations

State and federal regulations could have a material impact on our businesses, financial conditions, results of operations or growth prospects. The Trust's business is exposed to different and changing political, social, legal, tax, regulatory and environmental requirements at the state or federal level. Further, new guidelines, directives, policies or measures by governments, whether fiscal, tax, regulatory, environmental or other competitive changes, may lead to an increase in additional or unplanned operating expenses and capital expenditures, increase in market capacity may adversely affect the Trust's businesses, financial conditions, results of operations or growth prospects.

Changes in interest rates may affect our profitability and results of operations

Changes in interest rates affect our financing costs and, ultimately, our results of operations. We cannot assure you that mortgage rates will not fluctuate or that they will not increase. We cannot assure you that banks or other financial institutions from which we borrow will not raise lending rates for financing the Trust in the future. Any increase in these rates will increase our financing cost and could materially and adversely affect our business, financial condition and results of operations.

We may be materially and adversely affected if we fail to fulfill our obligations in financing arrangements, which expose us to the possibility of foreclosure

If we default on any financing repayment or otherwise breach the relevant trust or other financing agreement, we may be subject to litigation, our reputation may be damaged and we may have difficulties in raising further funds at our expected costs. Mortgage debt obligations expose us to the possibility of foreclosure, which could result in the loss of our investment in a property or group of properties subject to mortgage debt. Incurring mortgage and other debt obligations increases our risk of property losses because defaults on indebtedness secured by properties may result in foreclosure actions initiated by lenders and ultimately our loss of the property securing any loans for which we are in default.

Our results of operations may be materially and adversely affected by the rising cost of construction materials and labor

Prices for construction materials and wages for construction may increase in the future. We procure construction materials through our external contractors or by ourselves. We expect labor costs to continue to increase in the foreseeable future. Increases in the cost of construction materials and labor will likely prompt our contractors to increase their fee quotes for our new property development or renovation projects. The rising cost of construction materials and labor and our inability to pass cost increases on to our customers may adversely affect our results of operations.

We may not generate sufficient cash flow to pay our anticipated operating expenses and to service our debts

Our ability to generate sufficient cash to satisfy our future debt obligations will depend upon our future operating performance, which will be affected by, among other things, prevailing economic conditions, monetary policies, the demand for properties in the regions we operate and other factors, many of which are beyond our control. We may not generate sufficient cash flow to pay our anticipated operating expenses and to service our debts, in which case we will be forced to adopt an alternative strategy that may include actions such as reducing or delaying capital expenditures, disposing of our assets, restructuring or refinancing our indebtedness or seeking equity capital. These strategies may not be implemented on satisfactory terms, or at all, and, even when implemented, may result in an adverse effect on our business, financial condition and results of operations.

We may not be able to successfully manage our growth

We plan to expand our property investment business and intend to continue to do so through further acquisitions of properties as and when suitable opportunities arise. Any future expansion may strain our managerial, operational and financial resources. We will need to manage our growth effectively, which may require additional efforts in implementing adequate controls and management systems in a timely and effective manner. In managing our costs, there may be instances whereby the actual expenses incurred may exceed our original estimate due to unexpected delay or additional resources required. This may adversely affect our results of operations and our financial condition. We cannot assure you that we will be successful in managing our growth or in integrating and assimilating any acquired business with our existing operations. In order to fund our ongoing operations and our future growth, we also require sufficient internal sources of liquidity or access to additional funding from external sources. Additionally, we may be required to manage relationships with a greater number of tenants, sales agents, property managers, lenders and other third parties. We cannot assure you that we will not experience issues such as capital constraints, transaction delays, compliance errors to manage and operate the expanded business. We also cannot assure you that our expansion plans will not adversely affect our existing operations and thereby have a material adverse effect on our results of operations, financial condition and business prospects.

We may not be able to retain existing tenants or attract new tenants

Our investment properties compete for tenants with other properties on, amongst other things, location, quality, maintenance, property management, rent levels and lease terms. We cannot assure you that existing or prospective tenants will not choose other properties. Any future increase in the supply of properties which compete with ours would increase the competition for tenants and as a result we may have to reduce our rent or incur additional costs to attract tenants. If we are not able to retain our existing tenants or attract new tenants to replace those that leave or to lease our new properties, our occupancy rates may decline. This in turn could have a material adverse effect on our business, results of operations and financial position.

Our insurance may not cover every potential loss and claim

Our insurance policies may not cover all eventualities or payments by our insurers may not fully compensate us for all potential losses, damages or liabilities relating to our properties or our business operations. Further, our insurers may otherwise find themselves financially unable to meet claims. In addition, there are certain types of losses for which full insurance coverage is not generally available on commercial terms acceptable to us, or at all. Examples of these include insurance against losses suffered due to business interruption, earthquake, flooding or other natural disasters, war or civil disorder. Therefore, there may be instances when we will have to bear losses, damages and liabilities because of our lack or insufficiency of insurance coverage. If we suffer any losses, damages or liabilities in the course of our business operations arising from events for which we do not have any or adequate insurance cover, we may not have sufficient funds to cover such losses, damages or liabilities or to reinstate any properties which may be damaged or destroyed. In addition, any payment we make to cover any losses, damages or liabilities could have a material adverse effect on our business, results of operations and financial position.

We may be involved in disputes, legal and other proceedings arising out of our operations from time to time and may face significant liabilities

We may be involved in disputes arising out of the leasing, sale or purchase of our properties with tenants, residents, residents of surrounding areas or other parties. These disputes may lead to protests, legal or other proceedings and may damage our reputation and divert our resources and management's attention. Significant costs may have to be incurred in settling such disputes or defending ourselves in such proceedings. If we are not successful in defending ourselves in such proceedings, we may be liable for damages, the amount of which may be significant. In addition, we may have disagreements with regulatory bodies in the course of our operations, which may subject us to administrative proceedings or unfavourable decrees that may result in liabilities and cause other material adverse effects on our business, results of operations and financial position.

The principal security holders have substantial control over the Trust and their interests may not be aligned with the interests of the other Shareholders
The interests of the principal security holders, as identified in Question 6 may differ from the interests of other Shareholders and they are free to exercise their votes according to their interests. To the extent the interests of the Controlling Shareholders are not aligned with the interests of other Shareholders, the interests of other Shareholders may be disadvantaged and harmed.

There is no existing market for the Shares in the public and their market price and liquidity may fluctuate
There was no public market for the Shares. Investors must acknowledge and accept the high risks associated with investing in private securities offerings. These risks include holding your investment for periods of many years with limited ability to resell or even losing your entire investment.

Shareholders' interests in the Trust's share capital may be diluted in the future
In order to expand our business, we may consider offering and issuing additional Securities in the future, which may result in a dilution in our net tangible book value or earnings per Units.

Our profitability and results of operations are affected by the continued success of our business model
Our success is dependent on our management, operational and capital resources, development and operational expertise, technical know-how, our knowledge of relevant industries and the needs of our targeted customers. The continued success of our business model depends on our ability to proactively conduct market research and gain foresight to understand our customers and tenants. We cannot assure you that there will not be any unfavorable changes in national or state market conditions which could adversely affect the demands of our customers and tenants. We may receive lower than anticipated demand for our properties due to our failure to accurately foresee national and local market development trends or the demands or preferences of our customers and to adjust our business model accordingly. Meanwhile, our competitors could develop and offer new properties that are comparable or superior to our properties or adapt more quickly and successfully to evolving industry trends, market conditions and customer and tenant requirements. As a result, our market share, business, financial condition, results of operations and prospects may be materially and adversely affected.

Appendix C - SHARE SUBSCRIPTION AGREEMENT

SHARE SUBSCRIPTION AGREEMENT
of
UNICORE REAL ESTATE TRUST

Important:
This securities offering is made pursuant to Section 4(a)(6) of the Securities Act of 1933, as amended, and in accordance with the Title III of the Jumpstart Our Business Startups Act of 2012. Investors must acknowledge and accept the high risks associated with investing in private securities offerings. These risks include holding your investment for periods of many years with limited ability to resell, limited access to periodic reporting and losing your entire investment. You must have the ability to bear a total loss of your investment without a change in your lifestyle.

THIS SUBSCRIPTION AGREEMENT (this "Agreement") is made as of [Date of Signing] by and among Unicore Real Estate Trust, a Delaware statutory trust organized and existing under the laws of the State of ("Unicore" or the "Issuer"), and [Subscriber Legal Name] (the "Subscriber").

Whereas, Unicore has agreed to issue to the Subscriber and the Subscriber has agreed to subscribe the shares of Class A Trust Shares of Unicore (the "Shares") subject to the terms and on the conditions set forth below.

Now, therefore, in consideration of the mutual premises and covenants contained herein, and intending to be legally bound, the parties hereto agree as follows:

1. Sale and Subscribe of Shares.

1.1 Issue of Shares. Subject to the terms and conditions hereof, Unicore hereby issues to the Subscriber, and the Subscriber hereby subscribes from Unicore **[Shares Subscripted] Shares**, at a Per Share Price equal to **$100.00** (the "Share Price").

1.2 Subscription Price. The aggregate Subscription Price for the Shares is **$[Subscription Amount]** (the "Subscription Price"), which shall be delivered to Unicore as follows:

(i) **$[Subscription Amount]** in immediately available funds upon signing this Agreement.

1.3 The Offering. The Shares are issued in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "Offering").

1.4 The Intermediary. The Offering of the Shares is being made through Ksdaq Inc. (the "Intermediary").

1.5 Charges to the Subscriber. The Intermediary will not charge the Subscriber any fees. But the Subscriber should be aware that the Subscriber's bank may charge fees on fund transfer transactions.

1.6 Securities Laws. The Subscriber acknowledges and understands that the offer and sale of the Shares were done in reliance on Section 4(a)(6) of the Securities Act of 1933, as amended, and in accordance with the Title III of the Jumpstart Our Business Startups Act of 2012 and, as such, the offer and sale of the Shares are subject to the terms and conditions hereof and the provisions of the Form C.

2. Acknowledgements and Agreements of the Subscriber. Subscriber acknowledges and agrees that:

a. the decision to execute this Agreement and subscribe to the Shares hereunder has not been based upon any oral or written representation as to fact or otherwise made by or on behalf of Unicore and such decision is based upon a review of the Form C which has been filed by Unicore with the Securities and Exchange Commission (the "SEC") in compliance, or intended compliance, with applicable securities legislation, as well as Subscriber's independent research and investigation;

b. the Subscriber and the Subscriber's advisor(s) have had a reasonable opportunity to pose questions to and receive answers from Unicore in connection with the subscription of the Shares hereunder, and to obtain additional information, to the extent possessed or obtainable without unreasonable effort or expense, necessary to verify the accuracy of the information about Unicore;

c. the Subscriber acknowledges and accepts the fact the owners of the Shares are entitled no anti-dilution rights (other than proportionate adjustments for stock splits and similar events) and therefore future equity financings may dilute their ownership percentage in Unicore;

d. Unicore is entitled to rely on the representations and warranties of the Subscriber contained in this Agreement and the Subscriber will hold harmless Unicore from any loss or damage it or they may suffer as a result of any inaccuracy therein;

e. the Subscriber will indemnify and hold harmless Unicore and, where applicable, its directors, officers, employees, agents, advisors and shareholders, from and against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all fees, costs and expenses whatsoever reasonably incurred in investigating, preparing or defending against any claim, lawsuit, administrative proceeding or investigation whether commenced or threatened) arising out of or based upon any representation or warranty of the Subscriber contained in this Agreement or in any document furnished by the Subscriber to Unicore in connection herewith being untrue in any material respect or any breach or failure by the Subscriber to comply with any covenant or agreement made by the Subscribers to Unicore in connection therewith;

f. the Subscriber acknowledges that Unicore has the right in its sole and absolute discretion to stop this securities offering at any time prior to the deadline of the securities offering set forth in the Form C. This Share Subscription Agreement shall thereafter have no force or effect and Unicore shall return any previously paid subscription price of the Shares, without interest thereon, to the Subscriber;

g. the Subscriber has been advised to consult its own legal, tax and other advisors with respect to the merits and risks of an investment in the Shares and with respect to applicable resale restrictions, and it is solely responsible (and Unicore is not in any way responsible) for compliance with:

(i) any applicable laws of the jurisdiction in which the Subscriber is resident in connection with the distribution of the Shares hereunder, and

(ii) applicable resale restrictions;

h. neither the SEC nor any other securities commission or similar regulatory authority has reviewed or passed on the merits of the Shares;

i. no documents in connection with the sale of the Shares hereunder have been reviewed by the SEC or any state securities administrators; and

j. there is no government or other insurance covering any of the Shares.

3. Representations, Warranties and Covenants of the Subscriber.

3.1 The Subscriber hereby represents and warrants to and covenants with Unicore (which representations, warranties and covenants shall survive the Closing) that:

a. the Subscriber has received and carefully read this Agreement;

b. the Subscriber is subscribing to the Shares as principal for investment only and not with a view to, or for, resale, distribution or fractionalization thereof, in whole or in part, and, in particular, it has no intention to distribute either directly or indirectly any of the Shares in the United States or to U.S. Persons;

c. the Subscriber is aware that an investment in Unicore is speculative and involves certain risks, including the possible loss of the entire investment, and that the current share valuation placed on Unicore is not based on a formal business valuation but is rather a projected valuation based on various factors outlined in the Form C, including but not limited to estimated value of similar companies;

d. the Subscriber has made an independent examination and investigation of an investment in the Shares and Unicore and depends on the advice of its legal and financial advisors and agrees that Unicore will not be responsible in any way whatsoever for the Subscriber's decision to invest in the Shares and Unicore; and

e. no person has made any written or oral representations to the Subscriber:

(i) that any person will resell or repurchase any of the Shares;

(ii) that any person will refund the Subscription Price of any of the Shares; or

(iii) as to the future price or value of any of the Shares;

3.2 Representations and Warranties will be Relied Upon by Unicore. The Subscriber acknowledges that the representations and warranties contained herein, if applicable, are made by it with the intention that such representations and warranties may be relied upon by Unicore and its legal counsel in determining the Subscriber's eligibility to subscribe the Shares under applicable securities legislation, or (if applicable) the eligibility of others on whose behalf it is contracting hereunder to subscribe the Shares under applicable securities legislation. The Subscriber further agrees that by accepting the Shares on the closing date (as herein defined), that the representations and warranties contained herein, if applicable, are true and correct as at the closing date with the same force and effect as if they had been made by the Subscriber on the closing date and that they will survive the subscription by the Subscriber of the Shares and will continue in full force and effect notwithstanding any subsequent disposition by the Subscriber of such Shares.

4. Further Assurances. Each party hereto agrees to execute, on request, all other documents and instruments as the other party shall reasonably request, and to take any actions, which are reasonably required or desirable to carry out obligations imposed under, and affecting the purposes of, this Agreement. Subscriber hereby authorizes Unicore to correct any minor errors in, or complete any minor information missing from, any document relating to the subscription. This Agreement, and all other documents, may be signed by the parties in counterparts and by fax, e-mail, or electronic signature.

5. The Closing. The closing of the purchase and sale of the Securities (the "Closing") shall take place at 31 Dec 2021, or at such other time and place as the Trust may designate by notice to the undersigned.

6. Governing Law and Jurisdiction. This Agreement shall be governed by the substantive law of the State of , without the application of any conflict of laws principle that would require the application of the law of any other jurisdiction.

7. Notices and Consents. Subscriber acknowledges and agrees that Unicore shall, to the fullest extent allowed by the law, be entitled to communicate with Subscriber entirely by e-mail, and this includes, without limitation, all correspondence and notices required by applicable corporate or securities law, and with respect to reports to shareholders, shareholder meetings, and shareholder votes.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the day and year first above written.

Subscriber Signature:

_____
[Signature Code:]
Name: [Subscriber Legal Name]
Email: [Subscriber Email]
Date: [Date of Signing]

Issuer Signature:

Tianyuan Gu

_____
Name: Tianyuan Gu
Title: CEO
Unicore Real Estate Trust

Appendix D - FINANCIAL STATEMENTS

MANAGEMENT CERTIFICATION

OF

THE FINANCIAL STATEMENTS

I, Tianyuan Gu, the CEO of Unicore Real Estate Trust hereby certify that:

1. the financial statements of Unicore Real Estate Trust included in this Form are true and complete in all material respects; and

2. the tax return information of Unicore Real Estate Trust included in this Form reflects accurately the information reported on the federal income tax return for Unicore Real Estate Trust filed for the fiscal year ended 2021.

Tianyuan Gu

_____

[Signature Code: gLHNia_eCNrzQkU5xcBDsXhk3gDAidR7aTlmqBO9txOK_6xwFDVK7Q3KtCgf3VgE7ZtqlU4e7ewrzpX3KaNQQLfBtlJwjKWcDNgRCQYvR3A]

Tianyuan Gu

CEO, Unicore Real Estate Trust

29 Apr 2022

2021 Tax Return Information	
Total Income	$0
Taxable Income	$0
Total Tax	$0

UNICORE REAL ESTATE TRUST

BALANCE SHEET

December 31, 2021 (UNAUDITED)

	2021
Assets	
Current Assets	
Cash and cash equivalents	$ 70
Total Current Assets	70
Investment	
Investment in 1157 Dorrance St, Philadelphia, PA	69,174
Total Investment	69,174
Total Assets	$ 69,244
Liabilities and Stockholders' Equity	
Total Liabilities	$ -
Stockholders' Equity	
Non-voting Membership Units	71,300
Retained earnings	(2,056)
	69,244
Total Stockholders' Equity	69,244
Total Liabilities and Stockholders' Equity	$ 69,244

For Internal Use Only

UNICORE REAL ESTATE TRUST

STATEMENT OF OPERATIONS

For the period ended December 31, 2021 (UNAUDITED)

	2021
Income	$ -
Cost of Good Sold	-
Gross Profit	-
Operating Expenses	2,056
Total Operating Expenses	2,056
Net Income	(2,056)

For Internal Use Only

UNICORE REAL ESTATE TRUST

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

For the period ended December 31, 2021 (UNAUDITED)

	MEMBERSHIP UNITS CLASS (B)	ADDITIONAL PAID-IN CAPITAL	RETAINED EARNINGS	TOTAL
Balance - January 1, 2021	$ --	$ -	$ -	$ -
Units Issued	71,300	-	-	71,300
Net Income	-	-	(2,056)	(2,056)
Balance - December 31, 2021	$ 71,300	$ -	$ (2,056)	69,244

For Internal Use Only

UNICORE REAL ESTATE TRUST

STATEMENT OF CASH FLOWS

For the period ended December 31, 2021 (UNAUDITED)

	2021
Cash Flows from Operating Activities	
Net loss	$ (2,056)
Adjustments to reconcile net income to	
net cash provided by (used in) operating activities:	
Changes in operating assets and liabilities:	
Depreciation and amortization	-
Net Cash Provided by (Used in) Operating Activities	(2,056)
Cash Flows from Investing Activities	
Cash paid for investment	(69,174)
Net Cash (Used in) Provided by Investing Activities	(69,174)
Cash Flows from Financing Activities	
Cash received from units purchased	71,300
Net Cash Provided by (Used in) Financing Activities	71,300
Net Increase in Cash and Cash Equivalents	$ 70
Cash and Cash Equivalents - Beginning	$ -
Cash and Cash Equivalents - Ending	$ 70

For Internal Use Only

UNICORE REAL ESTATE TRUST

SCHEDULE OF OPERATING EXPENSES

For the period ended December 31, 2021 (UNAUDITED)

	2021
Operating Expenses	
Finance charges	2,056
Total Operating Expenses	$ 2,056

For Internal Use Only

Notes to Financial Statements

Basis of Presentation and Business Activity
Unicore Real Estate Trust is a Delaware statutory trust formed on July 15, 2021 ("Inception") in the State of Delaware. The financial statements of Unicore Real Estate Trust are prepared in accordance with the accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Trust's headquarter is located in California.

The purpose of the Trust is to:
  i.   acquire and develop Real Estate, which includes properties strategically located in newly urbanized areas and suburban areas of large cities, and the center of medium-sized cities in the United States;
  ii. to hold for Real Estate for rental income and/or eventually dispose of Real Estate; and
  iii. to take only such other actions as the Sponsor / Manager deems necessary to carry out the foregoing.

Going Concern
The financial statements have been prepared on a going concern basis of accounting, which contemplates the continuity of normal business activity, realisation of assets and settlement of liabilities in the normal course of the business. The going concern basis of preparation is considered appropriate by the management.

Risks and Uncertainties
The Trust's business and operations are sensitive to general business and economic conditions in the U.S. and worldwide along with local, state, and federal government policy decisions. A host of factors beyond the Trust's control could cause fluctuations in these conditions, such as a change in the real estate environment. These unforeseen conditions could affect the Trust's financial condition and the results of its operations.

Use of Estimates
The preparation of financial statements is in conformity with the accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Accounting Method
The Trust's financial statements are prepared using the accrual basis method of accounting.

Subsequent Events
Management has evaluated subsequent events through August 11, 2021, the date on which the financial statements were available to be issued. There have been no other events or transactions during this time which would have a material effect on these financial statements.